Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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               Vasogen Receives CE Mark for Celacade(TM) in Europe
                   for the treatment of Chronic Heart Failure

Mississauga, Ontario (February 2, 2004) - Vasogen Inc. (NASDAQ: VSGN; TSX: VAS), today announced that it has been granted CE Mark regulatory approval in Europe for its lead product, Celacade(TM) (immune modulation therapy), for the treatment of chronic heart failure. This regulatory approval positions Vasogen to market Celacade(TM) in the 15 member countries of the European Union, where it is estimated that chronic heart failure affects more than five million people. Vasogen plans to launch Celacade(TM) in Europe upon the successful completion of its ongoing pivotal phase III ACCLAIM trial in patients with advanced chronic heart failure.

"Receipt of regulatory approval for the treatment of chronic heart failure in Europe underscores the excellent safety profile of our product and enables Vasogen to launch Celacade(TM) in the second largest healthcare market in the world, following the successful completion of the Company's pivotal phase III ACCLAIM trial," commented David Elsley, President and CEO of Vasogen. "In addition to demonstrating our continuing commitment to quality assurance and manufacturing excellence, this approval also strengthens Vasogen's position in ongoing partnering discussions."

Vasogen is currently conducting the 2,000-patient pivotal phase III ACCLAIM trial in advanced chronic heart failure patients, which is designed to support regulatory approvals and the commercial introduction of Celacade(TM) in North America and Europe. The ACCLAIM trial is based on results from Vasogen's phase II trial, which demonstrated a significant reduction in the risk of death and hospitalization among advanced heart failure patients receiving Celacade(TM). ACCLAIM is designed to further evaluate the impact of Celacade(TM) on reducing mortality and morbidity in this patient population. James Young, MD, Chairman, Department of Medicine and Medical Director of the Kaufman Center for Heart Failure at The Cleveland Clinic, is the Chairman of the Steering Committee and Global Principal Investigator for the ACCLAIM trial.

Heart failure is a debilitating condition in which the heart's ability to function as a pump is impaired, most frequently as a result of coronary artery disease or hypertension. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. It is estimated that there are more than 10 million people with chronic heart failure in North America and Europe. The average five-year survival rate for all patients with heart failure is approximately 50%. In the United State alone, there are approximately 300,000 deaths associated with chronic heart failure each year and the cost of medical care, primarily resulting from hospitalization, exceeds $19 billion annually.


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                                                      ...page 2 February 2, 2004

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is designed to activate the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Celacade(TM) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Vasogen is also developing a new class of phospholipid-based drugs designed to interact with specific receptors on APCs to regulate cytokine levels and control inflammation in the brain. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.


This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.